Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE EXECUTIVE BOARD OF

FEBRUARY 1, 2016

DATE, TIME AND PLACE: On February 1, 2016 at 9:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Roberto Egydio Setubal.

QUORUM: The majority of the members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

After analyzing and discussing the financial statements for the fiscal year 2015, the management discussion and analysis report for the operation as well as the report of PricewaterhouseCoopers Auditores Independentes, pursuant to the provisions in clauses V e VI, Article 25 of Instruction 480/09 of the Brazilian Securities and Exchange Commission, the Board of Officers decided unanimously:

a)             to declare that it has reviewed, discussed and agrees with the opinions expressed in the report issued by PricewaterhouseCoopers Auditores Independentes; and

b)             to declare that it has reviewed, discussed and agrees with the account statements and with the management discussion and analysis for the operation with respect to the fiscal year ending December 31, 2015.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), February 1, 2016. (signed) Roberto Egydio Setubal – Chief Executive Officer; Candido Botelho Bracher, Márcio de Andrade Schettini and Marco Ambrogio Crespi Bonomi – General Directors; Claudia Politanski and Eduardo Mazzilli de Vassimon – Vice-Presidents; Alexsandro Broedel Lopes and Leila Cristiane Barboza Braga de Melo – Executive Officers; Adriano Cabral Volpini, Álvaro Felipe Rizzi Rodrigues, Cláudio José Coutinho Arromatte, José Virgilio Vita Neto, Marcelo Kopel, Matias Granata, Rodrigo Luís Rosa Couto and Wagner Bettini Sanches – Officers.

MARCELO KOPEL

Investor Relations Officer